Exhibit 99.1
Jumia Files Annual Report 2025 on Form 20-F with the U.S. Securities and Exchange Commission
Berlin, February 24, 2026 – Jumia Technologies AG (NYSE: JMIA), the leading pan-African e-commerce platform, announced that it has filed its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission (SEC). You can access a PDF version of the Annual Report at Jumia’s Investor Relations website https://investor.jumia.com/financials-filings/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by sending an email to investor-relations@jumia.com.
About Jumia
Jumia is the leading pan-African e-commerce platform, with operations across 8 African countries. Its mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to customers, while helping businesses grow as they use Jumia's platform to better reach and serve customers.

The Jumia platform consists of a marketplace, which connects more than 70,000 sellers with customers, a vast logistics network, which enables the shipment and delivery of packages, and our payment gateways, which, together with our network of licensed payment service providers and other partners, facilitate transactions among participants active on the Jumia platform. For more information, visit the company’s website at https://group.jumia.com/.

Contacts

Francis Dufay
Chief Executive Officer and Member of the Management Board
francis.dufay@jumia.com
Antoine Maillet-Mezeray
Executive Vice President, Finance & Operations and Member of the Management Board
antoine.maillet-mezeray@jumia.com
Abdesselam Benzitouni
Head of PR and Communications
press@jumia.com
Ignatius Njoku
Head of of Investor Relations
investor-relations@jumia.com